SCHEDULE  13D
                            Under the Securities Exchange Act of 1934
                      (Amendment No. _________)


                             SUBURBAN LODGES OF AMERICA, INC.
____________________________________________________________________________
                                                 (name of Issuer)

                                      COMMON CAPITAL STOCK
____________________________________________________________________________

                                         (Title of Class of Securities)

                                                         864444104
_____________________________________________________________________________
                                                   (CUSIP Number)

J.J. Denzler, Esq., 10 Washington Street, PO Box 905, Morristown, NJ  07963-0905
                          (973) 539-1000
__________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to
                                     Receive Notices and Communications)

                                          April 12, 1999
__________________________________________________________________________
                          (Date of Event which Requires Filing of this
Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
    Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Act of 1934 (`Act") or otherwise subject to the liabilities of that section of the Act but shall be to all other provisions off the Act (however, see the Notes).





CUSIP  No.864444104....................______________

         1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons ( entities only).

         WR Investment Partners Small Cap Corp.  EIN  22-3612003
                 ....................................

        2. Check the Appropriate Box if a Member of a Group (see Instructions)
             (a)...................................

        (b)...................................

       3. SEC Use Only..............................

       4. Source of Funds (See Instructions)  AF  and  OO................

       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..

       6. Citizenship or Place of Organization.New Jersey.................

Number of            7. Sole Voting Power.. 779,300  .................
Shares Bene-
ficially                  8. Shared Voting Power.......................
Owned by Each
Reporting             9. Sole Dispositive Power.779,300..............______

                           10. Shared Dispositive Power.....................

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person
779,300         ..

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)..

     13.  Percent of Class Represented by Amount in Row (11)..5.03%
 ........

     14.  Type of Reporting Person (See Instructions)
            ....CO..............................
            ....................................
            ....................................
            ....................................
            ....................................

 .

Item 1.  Security and Issuer

    Common capital stock of Suburban Lodges of America, Inc., 1000 Parkwood Circle,
Suite 850, Atlanta, Georgia 30339

Item 2.  Identity and Background

          (a)  WR Investment Partners Small Cap Corp., incorporated in New
Jersey.

          (b)  P.O. Box 1975, 330 South Street,  Morristown, N.J.07962-1975.

          (c)  Its principal business is investments.

          (d)  No.

          (e)  No.

          (f)  United States.

Item 3. Source and Amount of Funds or Other Consideration

    766,100 shares were transferred to WR Investment Partners Small Cap Corp.
(the
"Corporation") as a contribution to capital by E. Burke Ross, Jr. who is the sole shareholder of the Corporation. The balance of the shares were purchased by the Corporation on margin credit.

Item 4.  Purpose of Transaction

    Plans or proposals which the reporting person may have in connection with the acquisition of the securities of the issuer may include the following:

    (a) acquisition of additional securities of the issuer.


Item 5.  Interest in Securities of the Issuer

    (a) 779,300 shares

    (b) 779,300 shares.  100% vote and disposition.

    (c) Five different transactions on 3 days all by WR Investment Partners Small Cap Corp.
          (the "Corporation").

       1. 4/7/99;  the Corporation purchased 600 shares @ 6.9375 per share.

       2. 4/7/99;  the Corporation purchased 7,800  shares @ 6.8125 per share.

       3. 4/8/99; E. Burke Ross, Jr. as a contribution to capital of the Corporation transferred to the Corporation 736,900 shares having a cost basis to him of $5,464,283.63. Mr.
Ross is the sole shareholder of the Corporation.

       4. 4/12/99; E. Burke Ross, Jr. as a contribution to capital of the Corporation transferred to the Corporation 29,200 shares having a cost basis to him of $204,661.45
 .
       5.  4/12/99;  the Corporation purchased  4,800 shares @  6.705 per share.

The purchases which were made by the Corporation were made on the open market through a registered brokerage firm.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

      None.

Item 7.  Material to Be Filed as Exhibits

                 None.


 Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April   14 ,1999
__________________________________________________________________________
Date

    s/ Ann Sweeney
________________________________________________________________________
Signature

Ann Sweeney, Vice President, WR Investment Partners Small Cap Corp.
__________________________________________________________________________

Name/Title